

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 18, 2013

Via U.S. Mail
Ms. Elizaveta Padaletc
President, Treasurer, Secretary, and Director
Artec Consulting Corp.
Allmandring str. 22d – 31
Stuttgart, Germany 70579

>   **Re: Artec Consulting Corp.**
>   **Registration Statement on Form S-1**
>   **Filed February 19, 2013**
>   **File No. 333-186732**

Dear Ms. Padaletc:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

2. Disclosures indicate that you are a development stage company with nominal operations consisting primarily of organizational activities since your formation in August 2012, no revenues to date, dependence upon proceeds from this offering, no arrangements for additional financing, and the expectation of significant losses into

the foreseeable future. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419 or otherwise explain to us why Rule 419 does not apply to this offering.

3. Advise us of all other registration statements of companies for which your sole director and officer may have acted as a promoter or in which your sole director and officer had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Registration Statement's Facing Page

4. Our EDGAR system indicates that your primary standard industrial classification code number is 5030. Please revise.

5. Update your EDGAR company profile to reflect current information, including the business, e-mail, and mailing addresses and the telephone number of your principal executive offices in Stuttgart, Germany.

Prospectus Cover Page

6. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

As "An Emerging Growth Company" under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements, page 11

7. Please revise your disclosure in the first paragraph on page 12, and elsewhere in the filing where this disclosure appears, to correctly state that you will maintain emerging growth company status for up to five years or until, among other things, the earliest of the total annual gross revenues *is* $1 billion or more, or if the market value of your shares held by non-affiliates *is* $700 million or more.

Develop Our Website, page 18

8. Disclosures that the website development costs will be $2,000, $3,000 if 75% of the shares are sold, and $4,000 if 100% of the shares are sold is inconsistent with disclosures on pages 14 and 19 that the website development costs will be $3,000,

$4,000 if 75% of the shares are sold, and $5,000 if 100% of the shares are sold. Please reconcile the disclosures.

Negotiate agreements with potential wholesale customers, page 18

9. You disclose that at beginning of your operations, you plan to "focus primarily on larger chain stores that sell various types of building materials… that are responsible for marketing and selling any kind of flooring." Please enhance your disclosure by discussing the market barriers that you anticipate encountering in becoming a distributor to large established chain stores, considering your lack of operating history and experience in being a distributor of crystal white glass floor tile.

General, page 21

10. Disclosure that you established a fiscal year end of November 30 is inconsistent with disclosure in note 3 to the financial statements that you adopted a fiscal year end of January 31. Please reconcile the disclosures.

11. On page 22 you disclose that you will be distributing your product in the "European market to wholesale customers." Please revise your disclosure to better define your geographic market by identifying countries or specific regions where you first intend to distribute your product and why you believe that there is a demand for your product in a given market. We may have additional comments following review of your response.

Marketing, page 22

12. To help investors better assess your competitive advantage, please supplement your disclosure by providing an objective standard for your statement that you "offer a high quality and innovative product, while maintaining reasonable prices." Disclose how your pricing compares to that of competing products currently available on the market.

Directors, Executive Officers, Promoter and Control Persons, page 26

13. With respect to your sole director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for Artec Consulting Corp. in light of the business and structure of the company. See Item 401(e)(1) of Regulation S-K. In addition, please identify the names of companies for which Ms. Padaletc has provided consulting services in the last five years.

Certain Relationships and Related Transactions, page 28

14. To the extent that Ms. Padaletc may be considered a control person or a promoter of the company, please expand your disclosure to the extent necessary to comply with all material requirements of Item 404(c) and (d) of Regulation S-K.

15. We note the disclosures relating to an oral transaction evidencing the advancement of funds by Ms. Padaletc to the company, a verbal agreement with Ms. Padaletc to loan, if necessary, the company funds to complete the registration process, and Ms. Padaletc's provision of office space free of charge to the company. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please advise, or otherwise file as an exhibit to the registration statement the written description of your oral arrangements with Ms. Padaletc in accordance with the requirements of Item 601(b)(10)(iii) of Regulation S-K.

Plan of Distribution, page 29

16. Please tell us more about the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Ms. Padaletc solicit the investors through direct mailings and/or through personal contacts? How will she identify those who might have an interest in purchasing shares? Please provide us supplementally copies of any materials that Ms. Padaletc intends to use in this regard as well as file a copy of the subscription agreement that you reference in the "Procedures for Subscribing" on page 30 as an exhibit to the registration statement.

17. Please expand your disclosure here to explain how your sole officer and director will be able to rely on the safe harbor from broker-dealer registration as set forth in Exchange Act Rule 3a-41.

18. Please address the applicable requirements of Regulation M for this offering. For guidance you may wish to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation available on the Commission's website.

Legal Matters, page 32

19. Please provide counsel's address as required by paragraph 26 of Schedule A to the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Scott D. Olson, Esq. (Via E-mail)